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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2002



                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                       ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No   X
                                -----      -----

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein is an earnings release for the first quarter of 2002 for Stelmar Shipping Ltd. (the "Company"). This Report on Form 6-K is incorporated by reference into the Company's registration statement on Form F-3, File No. 333-85408.

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Company Contact:
Stamatis Molaris
Chief Financial Officer
STELMAR SHIPPING LTD.
011-3010-967-0005

            STELMAR SHIPPING LTD. REPORTS FIRST QUARTER 2002 RESULTS


         ATHENS, Greece - April 8, 2002 -- Stelmar Shipping Ltd. (NYSE: SJH), today announced operating results for the first quarter ended March 31, 2002.

         For the first quarter, the Company reported net income of $7,962,000, or $0.67 per basic share, compared with $3,970,000 or $0.72 per basic share, for the first quarter of 2001. The weighted average number of basic shares used in the computations was 11,874,750 and 5,535,861, respectively, as the Company completed its initial public offering in 2001. Operating income increased to $12,296,000 from $7,280,000 in the first quarter of 2001. EBITDA for the quarter was $19,892,000 compared with $11,016,000 for last year's first quarter. On a time charter basis, revenues for the quarter were $30,052,000, an increase of 93% over the $15,575,000 recorded in the first quarter of last year, mainly due to the expansion of the fleet. Time charter earned revenues for the first quarter of 2002 were $26,643,000, approximately 89% of revenues, as opposed to $14,190,000 or 91% of revenues, on a time charter basis, for the same period last year.

         The following key indicators serve to highlight changes in the Company's financial performance during the first quarter:

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TABLE 1

                                                         THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                                                     (IN U.S. DOLLARS PER DAY, UNLESS OTHERWISE STATED)
                             ------------------------------------------------------------------------------------------------------
                                  HANDYMAX FLEET              PANAMAX FLEET             AFRAMAX FLEET            TOTAL FLEET
                             ------------------------------------------------------------------------------------------------------
                               2002    2001      %         2002    2001      %        2002   2001     %      2002   2001      %
                                               Change                     change                   change                   change
                             ------------------------------------------------------------------------------------------------------
Total available ship days      1,475     450   227.78%      268     180   48.89%      360     360       -    2,103     990 112.42%
Total operating days           1,360     434   213.39%      268     180   48.89%      359     357   0.64%    1,987     971 104.68%

TCE per ship per day          13,664  14,625   (6.57%)   17,907  16,750    6.91%   18,561  17,416   6.58%   15,124  16,046  (5.77%)

Average daily revenue
  earned                      12,232  13,682  (10.60%)   17,571  16,456    6.78%   18,228  16,967   7.43%   13,951  15,381  (9.30%)

Vessel operating expenses
  per ship per day            (3,737) (3,087)  21.07%    (3,269) (4,456) (26.64%)  (4,333) (3,631) 19.36%   (3,808) (3,533)  7.78%

Vessel overhead burden per
  ship per day                  (685)   (705)  (2.84%)     (685)   (705)  (2.84%)    (685)   (705) (2.84%)    (685)   (705) (2.84%)

Operating Cash Flow per
  ship per day                 7,810   9,891  (21.00%)   13,617  11,295   20.56%   13,210  12,631   4.58%    9,458  11,142 (15.11%)
-----------------------------------------------------------------------------------------------------------------------------------

FLEET REPORT

         Including the two newbuildings to be delivered in the second quarter of 2002, Stelmar has 27 ships with a total of 1,528,438-dwt-cargo carrying capacity. Twenty-four of these ships are deployed on time charter.

         Seven time charters were signed during the first quarter of 2002, bringing time charter coverage to 77% and 43% of the net operating days for the fleet for 2002 and 2003, respectively.

         The durations of the charters signed over the course of the quarter range from six months to eighteen months. The average hire for the six months time charters is approximately $12,000 per day with the longer duration time charters exceeding $13,500 per day.

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         The following is a summary of Stelmar's fleet:

           SUMMARY OF STELMAR SHIPPING LTD. FLEET AS OF MARCH 31, 2002


                     TYPE                     DD           DS            SH        VESSELS      VESSELS        AGE
                                         ------------------------------------------------------------------------------
                                                           DWT                       NO.         ON TC
                                                           ---
       EXISTING:
       Handymax                               394,819      317,651            0           17           14          9.5
       Panamax                                276,640            0            0            4            4          4.5
       Aframax                                303,846            0       96,088            4            4          6.7
                                         ------------------------------------------------------------------------------
                                              975,305      317,651       96,088           25           22          7.8
                                         ------------------------------------------------------------------------------
       UNDER CONSTRUCTION:
       Panamax                                139,394            0            0            2            2            0
                                         ------------------------------------------------------------------------------
       Total                                1,114,699      317,651       96,088           27           24
                                         ------------------------------------------------------------------------------
       % OF FLEET                                 73%          21%           6%
                                                  ---          ---           --

       D/D: Double Double
       D/S: Double sides Single bottom
       S/H: Single Hull

         On April 3, 2002, Stelmar Shipping Ltd. announced that it has filed a registration statement with the Securities and Exchange Commission to sell approximately 3.6 million shares of the Company's common stock to the public. The Company primarily intends to use the net proceeds of this offering to fund a portion of the purchase of 2 modern secondhand Handymax tankers and 2 newly built Panamax tankers. The newly built Panamax tankers are fixed on five-year time charters.

         With these four tankers and the two newbuilding Panamax tankers scheduled to be delivered in the second quarter of 2002, Stelmar's fleet will consist of 31 tankers of which 19 are Handymax tankers, 8 are Panamax tankers and 4 are Aframax tankers.

         When available, a written copy of the prospectus relating to the securities may be obtained from Jefferies & Company, Inc., which is located at 520 Madison Avenue, New York, New York, 10022. Requests can also be sent by fax to (212) 284-2208.

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         A registration statement related to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of those securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. A copy of the registration statement may be obtained from the SEC's website at www.sec.gov.

ABOUT STELMAR SHIPPING LTD.

         Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets.

FORWARD-LOOKING STATEMENTS

         This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to


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significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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                        CONSOLIDATED STATEMENTS OF INCOME

  (All amounts in thousands of U.S. Dollars - except share and per share data)

                FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002
                               AND MARCH 31, 2001

                                                                         FOR THE
                                                                   THREE MONTH PERIODS
                                                                      ENDED MARCH 31
                                                                      --------------
                                                                     2002                2001
                                                           ------------------      --------------
                                                                (unaudited)          (unaudited)
REVENUES:
     Revenue from vessels                              $              32,528              16,148
      Voyage expenses                                                (2,476)               (573)
                                                           ------------------      --------------
          REVENUE ON A TIME CHARTER BASIS                             30,052              15,575
      Commissions                                                      (711)               (349)
                                                           ------------------      --------------
          REVENUE FROM VESSELS, NET                                   29,341              15,226
                                                           ------------------      --------------

EXPENSES:
      Vessel operating expenses                                        8,009               3,498
      Depreciation                                                     7,173               3,515
      Amortization of deferred charges                                   423                 221
      General and administrative expenses                              1,440                 712

                                                           ------------------      --------------
      OPERATING INCOME                                                12,296               7,280
                                                           ------------------      --------------

OTHER INCOME (EXPENSES):
      Interest and finance costs, net                                (4,002)             (3,248)
      Foreign currency losses                                           (23)                (49)
      Other, net                                                       (309)                (13)

                                                           ------------------      --------------
      TOTAL OTHER INCOME (EXPENSES), NET                             (4,334)             (3,310)
                                                           ------------------      --------------

NET INCOME                                             $               7,962               3,970
                                                           ==================      ==============
EARNINGS PER SHARE, BASIC                              $                0.67                0.72
                                                           ==================      ==============
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC                          11,874,750           5,535,861
                                                           ==================      ==============
EARNINGS PER SHARE, DILUTED                            $                0.67                0.72
                                                           ==================      ==============
WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED                        11,962,383           5,535,861
                                                           ==================      ==============

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                           CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2002 AND DECEMBER 31, 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


ASSETS                                                                                2002                  2001
                                                                                ------------------------------------------
                                                                                   (UNAUDITED)           (UNAUDITED)
CURRENT ASSETS:
               Cash and cash equivalents                                     $             17,326                  34,417
                                                                                ------------------------------------------
               Accounts receivable:
                 Trade                                                                      6,283                   7,680
                 Other                                                                      1,723                   1,464
                                                                                ------------------------------------------
                                                                                            8,006                   9,144
                                                                                ------------------------------------------

               Inventories                                                                    942                   1,380
               Prepayments and other                                                        1,420                   1,225
                                                                                ------------------------------------------
                     TOTAL CURRENT ASSETS                                                  27,694                  46,166
                                                                                ------------------------------------------
FIXED ASSETS:
               Advances for vessel acquisition/under construction                          26,541                  46,558
                                                                                ------------------------------------------
               Vessels                                                                    668,130                 569,975
               Accumulated depreciation                                                   (85,337)                (78,152)
                                                                                ------------------------------------------
               NET BOOK VALUE                                                             582,793                 491,823
               Property and equipment, net                                                    955                     817
                                                                                ------------------------------------------
               TOTAL FIXED ASSETS                                                         610,289                 539,198

               DEFERRED CHARGES, NET                                                        7,710                   6,820
                                                                                ------------------------------------------
               TOTAL ASSETS                                                               645,693                 592,184
                                                                                =========================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

               Current portion of long-term debt                                           42,957                  40,332
                                                                                ------------------------------------------
               Accounts payable:
               Trade                                                                        5,868                   4,906
               Other                                                                           42                      65
                                                                                ------------------------------------------
                                                                                            5,910                   4,971
                                                                                ------------------------------------------

               Accrued liabilities                                                          1,228                   2,023
               Accrued bank interest                                                        4,622                   2,589
               Financial instruments fair value                                             2,400                   2,500
               Unearned revenue                                                             2,282                   3,459
                                                                                ------------------------------------------
                     TOTAL CURRENT LIABILITIES                                             59,399                  55,874
                                                                                ------------------------------------------

LONG-TERM DEBT, NET OF CURRENT PORTION                                                    368,784                 326,862
                                                                                ------------------------------------------
CONTINGENCIES                                                                                   -                       -

                                     -more-

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                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                      MARCH 31, 2002 AND DECEMBER 31, 2001
                    (EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                                                                      2002                  2001
                                                                                   (UNAUDITED)           (UNAUDITED)
STOCKHOLDERS' EQUITY:
               Preferred stock, $0.01 par value; 20,000,000 shares authorized, none issued.

               Common stock, $0.02 par value:
               25,000,000 shares authorized; 11,874,750
               issued and outstanding at December 31,
               2001, and
               March 31, 2002                                                                 237                     237
               Additional paid-in capital                                                 150,174                 149,970
               Accumulated other comprehensive
               income/(loss)                                                               (2,494)                 (2,594)
               Retained earnings                                                           69,593                  61,835
                                                                                -----------------------------------------

                     TOTAL STOCKHOLDERS' EQUITY                                           217,510                 209,448
                                                                                -----------------------------------------
                     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $            645,693                 592,184
                                                                                =========================================

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       STELMAR SHIPPING LTD.
                                                       (registrant)




Dated:  April 8, 2002                                  By:  /s/Peter Goodfellow
                                                            -------------------
                                                            Peter Goodfellow
                                                            Chief Executive
                                                            Officer